SUB-ITEM 77D(g): Exhibits
SELIGMAN GLOBAL FUND SERIES, INC.



The Global Smaller Companies Fund generally invests at least 80% of its assets in equity securities of smaller companies. Effective August 1, 2005, smaller companies is defined as companies with market capitalization, at the time of purchase, equivalent to $3 billion or less (previously, $2 billion).